UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number: 001-38764

APTORUM GROUP LIMITED

17 Hanover Square

London W1S 1BN, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

DEPARTURE OF PRINCIPAL OFFICERS

On August 27, 2021, Dr. Angel Ng tendered her resignation to APTORUM GROUP LIMITED (the “Company”) as the Company’s Chief Operating Officer. Angel’s resignation did not result from any disagreement regarding any matter related to the Company’s operations, policies or practices.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aptorum Group Limited

Date: August 27, 2021	By:	/s/ Sabrina Khan
		Name:	Sabrina Khan
		Title:	Chief Financial Officer